SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 25, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

            -------------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

            -------------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X                Form 40-F
                            ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No         X
                            ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
---------------------

                CNOOC LIMITED ANNOUNCED PRODUCTION INCREASE AND
                                RECORD PROFIT

(Hong Kong, August 25, 2004) CNOOC Limited (the "Company"; NYSE: CEO, SEHK:
883) is pleased to announce that for the six months ended June 30, 2004 ("the Period"), its net profit increased to RMB7.0 billion (US$850 million), a 11.2% year-over-year increase from RMB6.3 billion (US$765 million) for the same period of 2003. The Company's Board of Directors has approved an interim dividend of HK$0.03 per share (US$0.385 per ADS) and a special dividend of HK$0.05 per share (US$0.641 per ADS).

The Company's revenues arising from the sales of oil and gas were RMB16.0 billion (US$1.9 billion) for the six months ended June 30, 2004, a 13.0% year-over-year increase from RMB14.2 billion (US$1.7 billion) for the same period of 2003. The significant increase in oil and gas revenues was partially a result of a 30.5% increase in natural gas production and a 12.7% increase in realized oil prices (USD$32.18/bbl). In the Period, the Company's total offshore China production increased by 9% year-over-year to 58.2 million boe (barrels of oil equivalent), delivering a result better than the Company's anticipation. The working interest production from the Company's business in Indonesia reached 17.9 million boe. As expected, higher than budgeted oil prices in the first half of 2004 resulted in smaller net entitlement to the Company from it's Indonesia operations.

"The Company's winning strategy continues to yield robust results and to deliver steady returns to shareholders. We are glad to see that, with DF 1-1 on stream, our natural gas production has increased more than 30%." said Fu Chengyu, Chairman and Chief Executive Officer of the Company.

For the Period, the Company spent RMB971 million (US$117 million) on exploration activities and drilled 33 wells. The Company made three oil discoveries and were successful in eight appraisals offshore China. The appraisal results showed that crude oil from BZ34-1 and JZ25-1(S) were API degree of 30 and 28 respectively, which suggest fairly high quality for oil produced in Bohai Bay, a region traditionally known for production of relatively heavier oil. Development expenditures increased by 43% year-over-year to RMB4.9 billion (US$587 million) for the Period, compared to RMB3.4 billion (US$410 million) for the first half of 2003. The Company's development spending continues to grow as 10 major projects are expected to come onstream in the second half of 2004 and in 2005. "We are on track with all development projects. Appraisal successes of BZ34-1 and JZ25-1(S) , where crude reservoirs of higher quality have been identified, are very encouraging. In addition, we are taking advantage of the current favorable oil price environment to maximize our offshore China production by increasing exploration expenditures. Although increased production carries higher costs, potential returns in a high oil price environment is appealing," commented Zhou Shouwei, President of the Company.

The Company's Board of Directors has approved an interim dividend of HK$0.03 per share (US$0.385 per ADS) and a special dividend of HK$0.05 per share (US$0.641 per ADS), representing a 25% increase in terms of aggregate dividend amount





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compared to the same period of 2003. "The Board is committed to sharing profits with shareholders," commented Dr. Mark Qiu, Chief Financial Officer and Senior Vice President of the Company.




Ends

Notes to Editor

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents. Total production for the six months ended June 30, 2004 was 66.6 million BOE. CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude oil producers in Indonesia.

The Company has about 2,447 employees.


CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.
CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.


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*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms. Charlotte Kong/Ms. Joe Lee
Ketchum Newscan Public Relations
Tel: 852-3141-8063/852-3141-8028
Fax: 852-2510-8199
E-mail:  Charlotte.kong@knprhk.com
         joy.lee@knprhk.com







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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                              -----------------------------
                                              Name:   Cao Yunshi
                                              Title:  Company Secretary

Dated: August 25, 2004